Viscorp, Inc.

627 Nevin Avenue

Sewickley, Pennsylvania 15143

(412) 741-8259

August 18, 2006

Mr. William Bennett

Mr. Larry Spirgel

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Viscorp, Inc.

Form SB-1

File No. 333-135322

Dear Mr. Bennett and Mr. Spirgel:

Following are responses to your comment letter dated July 25, 2006.

Prospectus Cover Page

1.

We have disclosed the minimum purchase requirements for each investor and the minimum of
$75,000 for the offering. In addition, we have disclosed our intent to segregate the funds in a separate bank account, for the benefit of the subscribers.

2.

We have revised our disclosure regarding the OTCBB in this section and Risk factor five.

3.

Previously, we had highlighted in bold and in italics, the reference to the risk factor section. We have increased the size of the font so it is further highlighted.

Prospectus Summary

4.

The shares in this section and in the Dilution and Securities Being Offered section have been reconciled - they are both 4,435,000 (page 2)

5.

We have added a sentence to describe the use of our software product (page 2)

6.

We have revised this section to state that affiliates can purchase up to 5,000 shares or ten percent of the aggregate offering sold (page 2)

7.

The duplicate disclosure referenced has been deleted from this section

Risk Factors, page 4

8.

We have increased the size of the headings to further highlight them. They are still shown in bold type (pages 3 - 6)

9.

We have replaced the term ‘cumulative profit’ and added a statement about the decrease in our revenues (page 3)

10.

We have separated this risk factor into two risk factors and addressed key man life insurance and employment agreements (page 3)

11.

We have disclosed our cash balance as of July 31, 2006 in risk factor three and the MD&A section (page 4)

12.

We have revised this risk factor to make it applicable to Viscorp (page 4)

13.

We have revised this risk factor to make it clear that investors may not be able to sell their stock
(page 4)

14.

This risk factor has been removed as it did not address a risk

15.

Risk factor 12 was removed since it was duplicative.

Plan of Distribution

16.

We have added the word “promptly” in the penultimate paragraph per your comment (page 9)

Use of Proceeds

17.

We have revised this section to clarify that proceeds from this offering will not be used to pay down debt, but to bring accounts payable current (pages 9 - 10)

18.

We have clarified that salaries will not be paid to officers or directors from the proceeds of this offering (page 10)

Description of Business

19.

We have provided a description of our business since August 21, 2002 (page 10)

20.

We have defined “optical dispensing” and “dispensers” (page 10 - bottom)

21.

We have included a description of our service “Data Rescue’ and added a reference to our website (page 10)

22.

We have disclosed the source of our statement that begins “Current market research has shown
.....” and where we obtained the data used under :Industry and Competition” (page 11 and 12)

23.

The apparent conflicting statements in the MD&A and the “Future products and Services” have been reconciled by clarifying the statement in the MD&A (page 14)

24.

We have elaborated on what the iCam product is (page 10)

25.

We have added a description of the hardware requirements to run the iCam software and the issue of training (page 10)

26.

We have described “bundling/resale agreements” and “practice management and patient education applications” as addressed them as they relate to the Company (page 12)

27.

We have elaborated on “multiple branding and custom development opportunities” (page 12 and
13)

28.

We have addressed the dispensers issue (page 13)

29.

We have increased our disclosure regarding our competitive position in the market and any barriers that exist to entry (page 13)

30.

We have included the disclosure regarding “research and development” (page 14 - 15)

Management’s Discussion and Plan of Operations

31.

The narrative regarding our change in financial results of operations has been increased
(page 15)

32.

We have expanded our discussion in the paragraph beginning “The plan of operations for the 12 months following ....” (page 15)

33.

We have deleted the statement “industry leading software alternative”

34.

We have clarified that we will not use proceeds from this offering to pay down debt (page 16)

Directors, Executive Officers and Significant Employees

35.

Mr. Driscoll’s dates of directorship and his relationship with Beitler McKee have been expanded
(page 17)

Interest of Management and Others in Certain Transactions

36.

We have disclosed the related party loan in this section (page 18)

Principal Stockholders

37.

We have included columns for the “Amount owned after the Offering” for the minimum and maximum amount (page 18)

38.

We have disclosed that we have no options, warrants or rights outstanding (page 18)

Legal Matters

39.

Mr. McMenamy’s address has been corrected in this section (page 18)

Securities being Offered

40.

We have disclosed that all holders of common stock have the same rights (page 20)

Financial Statements

Audit report

41.

The Hall Group, CPA’s were registered with the PCAOB under the name of David S. Hall P.C.
and applied for a name change. It became effective in August after your comment letter. The Hall
Group, CPA’s are now registered under that name

Presentation

Financials for five months ended May 31, 2006

42.

This reference in our financials was an error - financials for June 30, 2006 have been included

Item 4. Unregistered Securities Issued or Sold within One Year

43.

We have included disclosure regarding issuance of shares in exchange for LLC units

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Charles Driscoll

Charles Driscoll

President